SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
___________________
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 1)1
Tengion, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
880346 10 9
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 880346 10 9

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson 22-1024240
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	CO

Cusip No. 880346 10 9

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson Development Corporation 22-2007137
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	CO

Cusip No. 880346 10 9

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on February 10, 2011 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4 -	OWNERSHIP:
(a) Amount Beneficially Owned:
J&J: -0- JJDC: -0-
(b) Percent of Class:
J&J: -0- JJDC: -0-
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote:
J&J: -0- JJDC: -0-
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of:
J&J: -0- JJDC: -0-
ITEM 5 -                                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

Cusip No. 880346 10 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ DOUGLAS CHIA
Name: Douglas Chia Title: Secretary
JOHNSON & JOHNSON DEVELOPMENT CORPORATION
By:	/s/ JAYNE ZALL
Name: Jayne Zall Title: Secretary

Date:  January 19, 2012